Exhibit 21
Subsidiaries

Parent of Subsidiary	Name of Subsidiary	Jurisdiction of Formation of Subsidiary	Names under which Subsidiary does business
PG&E Corporation	Pacific Gas and Electric Company	CA	Pacific Gas and Electric Company PG&E

Pacific Gas and Electric Company	PG&E Energy Recovery Funding LLC	DE	PG&E Energy Recovery Funding LLC